EXHIBIT (a) (10)



PIONEER ANNOUNCES PRELIMINARY RESULTS
OF DUTCH AUCTION SELF TENDER OFFER

DES MOINES, IOWA - October 24, 1997 - Pioneer Hi-Bred International, Inc. announced today that based on preliminary tabulations the Company has accepted for purchase approximately 16.4 million shares at a price within a range of approximately $92.50 to $94 per share in a Dutch auction self tender offer that expired October 23, 1997.

     Of the total shares accepted, approximately 5.5 million shares are guaranteed for delivery by October 28, 1997. The final price for all shares will depend on the number of shares delivered pursuant to the guaranteed delivery.

     Subject to the results of the guaranteed delivery of shares, the Company does not anticipate a significant pro-ration of the shares purchased.

     The Dutch auction self tender was part of the previously-announced alliance between Pioneer and DuPont.

     Pioneer and DuPont recently entered into a broad research alliance and began the formation of a separate joint venture company designed to speed the discovery, development, and delivery of new crops that benefit farmers, livestock producers, and consumers worldwide. In addition, DuPont has invested $1.7 billion in Pioneer by purchasing preferred voting shares at $104 per share. Pioneer used a portion of the proceeds from the DuPont investment to finance the Dutch auction self tender offer.

     Pioneer Hi-Bred International, Inc. (NYSE: PHB) is a leading supplier of agricultural genetics and is a leading integrator of agricultural technology. Headquartered in Des Moines, Iowa, Pioneer develops, produces, and markets a full line of seeds, microbial products, and services to farmers, grain processors, and other customers worldwide.